# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MCDONALDS CORP, CIK 0000063908
CUSIP: 580135101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 110 NORTH CARPENTER STREET, CHICAGO, Illinois (IL), 60607
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 30,179,911; shared voting power 298,796; sole dispositive power 36,671,983; shared dispositive power 237,665; aggregate amount beneficially owned 36,914,418 (5.1% of the class)

## Item 1. Issuer
Name of issuer: MCDONALDS CORP
Address of issuer's principal executive offices: 110 NORTH CARPENTER STREET, CHICAGO, ILLINOIS, 60607.

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO
Address of principal business office or, if none, residence: 270 Park Avenue, New York, NY 10017
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 36,914,418
Percent of class: 5.1
Sole power to vote or to direct the vote: 30,179,911
Shared power to vote or to direct the vote: 298,796
Sole power to dispose or to direct the disposition: 36,671,983
Shared power to dispose or to direct the disposition: 237,665

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Chase Bank, National Association;
JPMorgan Asset Management (Asia Pacific) Limited;
JPMorgan Asset Management (Singapore) Limited;
JPMorgan Asset Management (UK) Limited;
J.P. MORGAN SE;
J.P. Morgan (Suisse) SA;
JPMorgan Asset Management Holdings Inc.;
J.P. Morgan Investment Management Inc.;
J.P. Morgan Mansart Management Limited;
JPMorgan Asset Management (Taiwan) Limited;
JPMorgan Asset Management (Japan) Limited;
J.P. Morgan Private Investments Inc.;
JPMorgan Asset Management (China) Company Limited;
J.P. Morgan Wealth Management Solutions Inc.;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO: Rachel Tsvaygoft, Vice President (05/13/2026)